SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

ITEM

1	Translation of Consolidated Results Q2 2017.

YPF S.A.

Consolidated Results

Q2 2017

Consolidated Results Q2 2017

CONTENT

Consolidated Results Q2 2017

Adjusted EBITDA for Q2 2017 was Ps 16.2 billion, 5.8% lower than Q2 2016.

Q2 2016	Q1 2017	Q2 2017	Var.% Q2 17 / Q2 16	GENERAL	Jan-Jun 2016	Jan-Jun 2017	Var.% 2017 / 2016
52,759	57,003	60,162	14.0%	Revenues (Million Ps)	99,693	117,165	17.5%
5,318	4,511	3,466	-34.8%	Operating income (Million Ps)	6,936	7,977	15.0%
-753	192	272	136.1%	Net income (Million Ps)	102	464	354.9%
17,181	16,826	16,177	-5.8%	Adj. EBITDA (Million Ps)	29,674	33,003	11.2%
-1.89	0.06	0.54	128.7%	Earnings per share (Ps per Share)	0.65	0.60	-7.2%
14,498	11,950	13,029	-10.1%	Capital Expenditures (Million Ps)	29,239	24,979	-14.6%

Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest—Deferred income tax—Income tax—Financial income (losses) gains on liabilities—Financial income gains (losses) on assets—Income on investments in companies + Depreciation of property, plant and equipment + Amortization of intangible assets.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q2 2017

•	Revenues for Q2 2017 were Ps 60.2 billion, 14.0% higher than Q2 2016.

•	Operating income for Q2 2017 was Ps 3.5 billion, 34.8% lower than Q2 2016.

•	Net income for Q2 2017 was a gain of Ps 0.3 billion compared to net loss of Ps 0.8 billion recorded for Q2 2016.

•	Hydrocarbon production for Q2 2017 was 550.1 Kboed, 4.2% lower than Q2 2016. Crude oil production for Q2 2017 was 218.3 Kbbld, 10.1% lower than Q2 2016. Natural gas production for Q2 2017 was 44.6 Mm3d, 0.5% lower than Q2 2016. NGL production for Q2 2017 was 51.4 Kbbld, 3.7% higher than Q2 2016.

•	Refinery processing levels in the Downstream business segment for Q2 2017 were 92.2%, 2.2% higher than Q2 2016.

•	Capital expenditures in property, plant and equipment for Q2 2017 were Ps 13.0 billion, 10.1% lower than Ps 14.5 billion in Q2 2016.

•	Operating cash flow for Q2 2017 was Ps 13.0 billion, 96.3% higher than Q2 2016.

Consolidated Results Q2 2017

2. ANALYSIS OF RESULTS FOR Q2 2017

Revenues for Q2 2017 were Ps 60.2 billion, 14.0% higher than Q2 2016, due primarily to the following factors:

•	Gasoline revenues increased Ps 1.9 billion, 17.0% higher than Q2 2016, due to a 7.4% increase in gasoline mix prices and an 8.9% increase in sales volumes, including a 29.9% increase in sales volumes of Infinia gasoline, a premium gasoline product;

•	Natural gas revenues increased Ps 1.8 billion, 20.1% higher than Q2 2016, due to a 19.1% increase in prices in Argentine peso terms, as a result of an increase in third party sale prices and the effect of the stimulus program for the surplus injection of natural gas on incremental production (“Gas Plan”), as well as a 0.8% increase in sales volumes;

•	Retail natural gas revenues (residential and small business and companies) increased Ps 1.6 billion, 93.5% higher than Q2 2016, due to YPF’s controlled company Metrogas S.A. (“Metrogas”), which recorded a 144.5% increase in prices for a total revenue increase of Ps 1.5 billion, 79.3% higher than Q2 2016, which was partially offset by a 26.7% decrease in sales volumes;

•	Asphalt revenues in the Argentine domestic market increased Ps 0.5 billion, 245.7% higher than Q2 2016, due to a 188.4% increase in sales volumes and a 19.9% increase in prices;

•	Diesel revenues increased Ps 45 million, 0.2% higher than Q2 2016, due to a 4.5% increase in diesel mix prices, which was partially offset by a 4.1% decrease in sales volumes as a result of lower sales to power generation plants, despite higher sale volumes in the agriculture and transportation markets, and a 23.3% increase in sales volumes of Infinia diesel, a premium diesel product;

•	Fuel oil revenues in the Argentine domestic market decreased Ps 1.0 billion, 37.7% lower than Q2 2016, due to a 24.7% decrease in sales volumes to power generation plants and a 17.2% decrease in prices; and

•	Export revenues increased Ps 0.7 billion, 17.0% higher than Q2 2016, due primarily to a 48.0% increase in export revenues of jet fuel as a result of increases in prices in Argentine peso terms, as well as a 45.2% increase in exports of petrochemical products in sales volumes and prices, a 157.8% increase in exports of liquefied petroleum gas, and exports of virgin naphtha, which did not record export volumes in Q2 2016. Exports of flour and soybean oil decreased Ps 61 million, 3.5% lower than Q2 2016.

Cost of sales for Q2 2017 was Ps 49.7 billion, 16.0% higher than Q2 2016. This includes a 9.1% increase in production costs and a 32.8% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 19.0%. This increase was driven by the following factors:

a) Costs of production:

•	Lifting costs increased Ps 1.0 billion, 11.1% higher than Q2 2016, reflecting a 15.5% increase in the unit indicator in Argentine peso terms; which was partially offset by decreased production during the period;

Consolidated Results Q2 2017

•	Depreciation of property, plant and equipment increased Ps 0.7 billion, 6.6% higher than Q2 2016, due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the company, and the commencement of operations at the new Coke unit in the La Plata refinery in Q4 2016;

•	Transportation costs increased Ps 0.4 billion, 23.6% higher than Q2 2016, due primarily to increases in Argentine domestic transportation rates;

•	Production costs related to refining increased Ps 0.3 billion, 13.4% higher than Q2 2016, due primarily to increased costs for the consumption of materials, spare parts, electricity and other supplies and fuels, reflecting an 11.0% increase in the unit indicator in Argentine peso terms; and

•	Royalties increased Ps 79 million, 2.1% higher than Q2 2016. This increase was due to a Ps 218 million increase in royalties for natural gas production as a result of higher wellhead values of these products, partially offset by a Ps 139 million decrease in royalties for crude oil production as a result of lower production and lower wellhead values.

b) Purchases:

•	Crude oil purchases from third parties increased Ps 1.5 billion, 46.7% higher than Q2 2016, due to a 54.8% increase in volumes purchased driven by lower production during the period, partially offset by a 5.2% decrease in the purchase price in Argentine peso terms, related to the 2017 crude oil pricing structure in the Argentine domestic market agreed upon between producers and refiners;

•	Biofuel purchases increased Ps 1.1 billion, 33.3% higher than Q2 2016, due to higher FAME and ethanol biofuel prices of 12.7% and 21.5%, respectively, a 26.2% increase in volumes purchased of ethanol biofuel and a 6.0% increase in volumes purchased of FAME;

•	Natural gas purchases from third parties for resale to the retail market (residential and small business and companies) increased Ps 0.8 billion, 73.6% higher than Q2 2016, due to an 80.5% increase in prices, which was partially offset by a 3.8% decrease in volumes purchased;

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 0.4 billion, 22.0% higher than Q2 2016, due primarily to a 27.6% increase in volumes purchased, which was partially offset by a 4.4% decrease in prices; and

•	Fuel imports increased Ps 0.3 billion, 15.3% higher than Q2 2016, due primarily to higher diesel and jet fuel prices of 28.4% and 27.1%, respectively, which was partially offset by a 22.9% decrease in volumes imported of jet fuel.

Administration expenses for Q2 2017 were Ps 2.0 billion, 9.2% higher than Q2 2016. The increase was due primarily to higher personnel expenses and higher IT costs.

Selling expenses for Q2 2017 were Ps 4.2 billion, 13.8% higher than Q2 2016. This increase was driven primarily by increases in transport expenses, due primarily to higher rates paid for Argentine domestic transport of fuels, increases in personnel costs and taxes on bank debits and credits.

Consolidated Results Q2 2017

Exploration expenses for Q2 2017 were Ps 0.8 billion, 12.9% higher than Q2 2016.

Other operating results, net, for Q2 2017 was a gain of Ps 22 million, a 98.7% decrease compared to a gain of Ps 1.6 billion for Q2 2016. This decrease was due to a net gain of Ps 1.5 billion from the deconsolidation of Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration and Gateway Coal Company (collectively, the “Maxus Entities”) in Q2 2016.

Financial results for Q2 2017 were a gain of Ps 0.9 billion compared to a loss of Ps 4.7 billion in Q2 2016. This change was driven primarily by positive foreign exchange effects on net liabilities in Argentine peso terms of Ps 5.0 billion, due to the greater devaluation of the Argentine peso in Q2 2017 compared to Q2 2016. Higher interest expenses of Ps 28 million were also recorded in Q2 2017 due to increased levels of debt in Q2 2017 compared to Q2 2016, which was offset by lower interest rates for debt in Argentine peso terms. In addition, the fair value of investments in financial assets increased Ps. 0.5 billion.

Income tax for Q2 2017 was Ps 4.2 billion compared to Ps 1.6 billion in Q2 2016. This increase was mainly due to higher deferred tax of Ps 2.7 billion, partially offset by a Ps 16 million decrease in current income tax. The higher deferred tax charge is mainly due to the lower difference generated by the revaluation of the book values in relation to the property, plant and equipment tax values maintained in historical Argentine pesos to be deducted from tax as they are depreciated, taking into account the company’s functional currency and the greater devaluation of the Argentine peso recorded in Q2 2017 compared to Q2 2016.

Net income for Q2 2017 was a gain of Ps 0.3 billion, an increase of 136.1% compared to a loss of Ps 0.8 billion in Q2 2016.

Total capital expenditures for property, plant and equipment in Q2 2017 were Ps 13.0 billion, 10.1% lower than Q2 2016.

Consolidated Results Q2 2017

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q2 2017

3.1 UPSTREAM

Q2 2016	Q1 2017	Q2 2017	Var.% Q2 17 / Q2 16	UPSTREAM	Jan-Jun 2016	Jan-Jun 2017	Var.% 2017 / 2016
1,716	899	-884	-151.5%	Operating income (Million Ps)	6,157	15	-99.8%
27,839	27,777	26,606	-4.4%	Revenues (Million Ps)	57,169	54,383	-4.9%
242.9	234.0	218.3	-10.1%	Crude oil production (Kbbld)	245.9	226.1	-8.1%
49.6	54.7	51.4	3.7%	NGL production (Kbbld)	52.9	53.1	0.2%
44.8	45.3	44.6	-0.5%	Gas production (Mm3d)	44.4	44.9	1.2%
574.0	573.5	550.1	-4.2%	Total production (Kboed)	578.1	561.7	-2.8%
738	593	833	12.9%	Exploration costs (Million Ps)	1,192	1,426	19.6%
11,409	9,448	9,905	-13.2%	Capital Expenditures (*) (Million Ps)	23,664	19,353	-18.2%
9,734	9,935	10,079	3.5%	Depreciation (Million Ps)	18,830	20,014	6.3%
				Realization Prices
60.7	53.0	52.5	-13.4%	Crude oil prices in domestic market Period average (USD/bbl)	61.3	52.8	-13.9%
4.73	4.96	4.91	3.8%	Average gas price (USD/Mmbtu)	4.72	4.93	4.4%

Operating income for the Upstream business segment for Q2 2017 was an operating loss of Ps 0.9 billion, compared to an operating income of Ps 1.7 billion for Q2 2016.

Revenues were Ps 26.6 billion for Q2 2017, 4.4% lower than Q2 2016, due primarily to the following factors:

•	Natural gas revenues from sales to third parties increased Ps 1.8 billion, 20.1% higher than Q2 2016, due to a 19.1% increase in prices in Argentine peso terms and a 0.8% increase in sales volumes. All natural gas produced, net of internal consumption, is allocated to the Gas and Energy segment for sale to third parties at an intersegment price that includes the Gas Plan.

•	Crude oil revenues decreased Ps 3.1 billion, 16.0% lower than Q2 2016, due to a 4.3% decrease in Argentine peso terms of the transfer price between the business segments, while volumes transferred between business segments and to third parties decreased 10.9% and 64.3%, respectively.

•	The price obtained in U.S. dollars for crude oil in the Argentine domestic market for Q2 2017 decreased 13.4% to US$52.50/barrel, due to the 2017 pricing structure agreed to between producers and refiners. The price obtained in U.S. dollars for natural gas was US$4.91/Mmbtu, 3.8% higher than Q2 2016.

Consolidated Results Q2 2017

Hydrocarbon production for Q2 2017 was 550.1 Kboed, 4.2% lower than Q2 2016. Crude oil production for Q2 2017 was 218.3 Kbbld, 10.1% lower than Q2 2016, due mainly to heavy rain and snow conditions that affected the province of Chubut, and to a lesser extent the province of Santa Cruz, a labor union dispute during Q2 2017 and, to a lesser extent, the deconsolidation of the Maxus Entities. Natural gas production for Q2 2017 was 44.6 Mm3d, 0.5% lower than Q2 2016. NGL production for Q2 2017 was 51.4 Kbbld, 3.7% higher than Q2 2016.

With respect to development activity, 112 wells were put in production in Q2 2017, including the shale and tight wells mentioned below.

Hydrocarbon production in shale areas, net to YPF for Q2 2017 was 35.3 Kboed, 22.1% higher than Q2 2016, including 16.7 Kbbld of crude oil, 5.7 Kbbld of NGL and 2.8 Mm3d of natural gas. During Q2 2017, 22 wells were put in production targeting the Vaca Muerta formation, for a total of 577 wells, including 8 active drilling rigs and 7 workovers.

With respect to tight gas development, net production in Q2 2017 reached a total of 13.84 Mm3d, of which 87.1% comes from areas operated by YPF. During Q2 2017, 21 new wells were put into production, 8 in Aguada Toledo-Sierra Barrosa, 4 in Rincón del Mangrullo and 9 in Estación Fernandez Oro.

Operating costs (excluding exploration costs) for Q2 2017 were Ps 26.3 billion, 3.8% higher than Q2 2016, mainly due to the following:

•	Lifting costs increased Ps 1.0 billion, an 11.1% increase, reflecting a 15.5% increase in the unit indicator in Argentine peso terms, partially offset by the decrease in production discussed above;

•	Depreciation of property, plant and equipment increased Ps 0.3 billion, a 3.5% increase, due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the company; and

•	Royalties increased Ps 79 million, a 2.1% increase, due to an increase in royalties for natural gas production of Ps 218 million as a result of higher wellhead values of these products, partially offset by a decrease in royalties for crude oil production of Ps 139 million as a result of lower production and lower wellhead values.

Exploration expenses for Q2 2017 were Ps 0.8 billion, an increase of 12.9% compared to Ps 0.7 billion for Q2 2016. This change was due primarily to a Ps 69 million increase in negative results from unproductive exploratory wells in Q2 2017 compared to Q2 2016. Total exploration investments increased Ps 52 million, 22.9% higher than Q2 2016.

Unit cash costs in U.S. dollars increased 3.8% to US$21.30/boe for Q2 2017 from US$20.50/boe for Q2 2016, including taxes of US$5.60/boe and US$5.90/boe, respectively. In turn, the average lifting cost for YPF was US$12.80/boe, 4.5% higher than US$12.30/boe for Q2 2016.

CAPEX

Capital expenditures for the Upstream business segment for Q2 2017 were Ps 9.9 billion, 13.2% lower than Q2 2016.

Of these capital expenditures, 71% were invested in drilling and workover activities, 25% in facilities, and the remaining 4% in exploration and other activities in the Upstream business segment.

Consolidated Results Q2 2017

In the Neuquina basin area, activities for Q2 2017 were focused on the development of the Loma Campana, Aguada Toledo – Sierra Barrosa (Lajas), Rincón del Mangrullo, El Orejano, La Amarga Chica, Loma La Lata (Sierras Blancas), Cerro Bandera, EFO, Río Neuquén and Chachahuen blocks. Development activities continued at the Cuyana basin, mainly in the Barrancas, La Ventana, Mesa Verde, Ugarteche, Vizcacheras, Cerro Fortunoso, Desfiladero Bayo, Puesto Molina and La Ribera blocks. In the Golfo San Jorge basin, activity was concentrated in the Manantiales Behr and El Trébol-Escalante blocks, while perforation activity commenced in the Lago Fuego block in the Austral basin.

Exploration activities for Q2 2017 covered the Neuquina, Golfo San Jorge and Cuyana basins. In the Neuquina basin, exploratory activity was in the Salinas del Huitrín, Estación Fernandez Oro, Paso de las Bardas and Agua Salada blocks. In the Golfo San Jorge basin, activity focused on the evaluation of deep targets in the Los Perales block. In the Cuyana basin, exploratory activity was performed in the Zampal Norte block.

Outside of Argentina, an exploratory well was drilled in the San Sebastián block located in the Chilean Austral basin.

During Q2 2017, three (one crude oil and two gas) exploratory wells were completed.

Consolidated Results Q2 2017

3.2 DOWNSTREAM

Q2 2016	Q1 2017	Q2 2017	Var.% Q2 17 / Q2 16	DOWNSTREAM	Jan-Jun 2016	Jan-Jun 2017	Var.% 2017 / 2016
3,039	4,364	3,093	1.8%	Operating income (Million Ps)	2,241	7,457	232.8%
41,447	44,180	45,611	10.0%	Revenues (Million Ps)	77,407	89,791	16.0%
4,126	3,952	4,172	1.1%	Sales of refined products in domestic market (Km3)	8,163	8,124	-0.5%
275	419	289	5.1%	Exportation of refined products (Km3)	767	708	-7.7%
207	173	214	3.6%	Sales of petrochemical products in domestic market (*) (Ktn)	395	387	-1.9%
42	44	52	24.1%	Exportation of petrochemical products (Ktn)	69	96	39.3%
288	291	295	2.2%	Crude oil processed (Kboed)	291	293	0.5%
90%	91%	92%	2.2%	Refinery utilization (%)	91%	92%	0.7%
2,396	1,279	1,935	-19.2%	Capital Expenditures (Million Ps)	4,030	3,214	-20.2%
1,276	1,569	1,621	27.0%	Depreciation (Million Ps)	2,478	3,190	28.7%
676	667	655	-3.1%	Average domestic market gasoline price (**) (USD/m3)	616	661	7.4%
661	644	624	-5.6%	Average domestic market diesel price (**) (USD/m3)	612	633	3.4%

(*)	Fertilizer sales not included
(**)	Includes gross income and net of deductions, commissions and other taxes

Operating income for the Downstream business segment for Q2 2017 was Ps 3.1 billion, 1.8% higher than Q2 2016, compared to Ps 3.0 billion for Q2 2016.

Revenues were Ps 45.6 billion for Q2 2017, 10.0% higher than Q2 2016, due primarily to the following factors:

•	Gasoline revenues increased Ps 1.9 billion, 17.0% higher than Q2 2016, due to a 7.4% increase in gasoline mix prices and an 8.9% increase in sales volumes, including a 29.9% increase in sales volumes of Infinia gasoline, a premium gasoline product;

•	Asphalt revenues in the Argentine domestic market increased Ps 0.5 billion, 245.7% higher than Q2 2016, due to a 188.4% increase in sales volumes and a 19.9% increase in prices;

•	Diesel revenues increased Ps 45 million, 0.2% higher than Q2 2016, due to a 4.5% increase in diesel mix prices, which was partially offset by a 4.1% decrease in sales volumes as a result of lower sales to power generation plants, despite higher sales volumes in the agriculture and transportation markets, and a 23.3% increase in sales volumes of Infinia diesel, a premium diesel product;

Consolidated Results Q2 2017

•	Fuel oil revenues in the Argentine domestic market decreased Ps 1.0 billion, 37.7% lower than Q2 2016, due to a 24.7% decrease in sales volumes to power generation plants and a 17.2% decrease in prices; and

•	Export revenues increased Ps 0.7 billion, 17.6% higher than Q2 2016, due to a 48.0% increase in export revenues of jet fuel as a result of increases in prices in Argentine peso terms, as well as a 45.2% increase in exports of petrochemical products in sales volumes and prices, a 157.8% increase in exports of liquefied petroleum gas, and exports of virgin naphtha, which did not record export volumes in Q2 2016. Exports of flour and soybean oil decreased Ps 61 million, 3.5% lower than Q2 2016.

Cost of sales and operating expenses for Q2 2017 increased Ps 3.5 billion, or 10.0% compared to Q2 2016, due primarily to the following factors:

•	Crude oil purchases decreased Ps 1.2 billion, 5.6% lower than Q2 2016, due to a decrease in prices in Argentine peso terms of crude oil purchased of 4.4%, related to the 2017 crude oil pricing structure in the Argentine domestic market agreed upon between producers and refiners, and lower volumes purchased. The volume of crude oil transferred from the Upstream business segment decreased 10.9%, and volumes purchased from third parties increased 54.8%;

•	Biofuel purchases increased Ps 1.1 billion, 33.3% higher than Q2 2016, due to higher FAME and ethanol biofuel prices of 12.7% and 21.5%, respectively, a 26.2% increase in volumes purchased of ethanol biofuel and a 6.0% increase in volumes purchased of FAME;

•	Fuel imports increased Ps 0.3 billion, 15.3% higher than Q2 2016, due to higher diesel and jet fuel prices of 28.4% and 27.1%, respectively, which was partially offset by a 22.9% decrease in volumes imported of jet fuel;

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 0.4 billion, 22.0% higher than Q2 2016;

•	Costs of products sold increased Ps 1.5 billion, 76.0% higher than Q2 2016, due to a reduction in the realizable value of inventory compared to Q2 2016;

•	Production costs related to refining increased Ps 0.3 billion, 13.4% higher than Q2 2016, due primarily to increased costs for consumption of materials, parts, electricity, other supplies and fuel. As a result, taking into account the 2.2% increase in volumes processed, unit refining costs in Q2 2017 were 11.0% higher than Q2 2016. Transportation costs related to production (shipping, oil pipelines, and multiproduct pipelines) increased Ps 0.2 billion, 23.0% higher than Q2 2016; and

•	Depreciation of property, plant and equipment increased Ps 0.4 billion, 31.0% higher than Q2 2016, resulting from an increase in the value of assets subject to depreciation compared to Q2 2016, taking into account the commencement of operations at the new Coke unit at the La Plata refinery as of Q4 2016 and an increase in asset values, based on their valuation in U.S. dollars, the functional currency of the company.

Selling expenses increased Ps 0.5 billion, 13.9% higher than Q2 2016, due to higher transportation costs related to an increase in Argentine domestic fuel transportation rates, increased advertising and promotional activities and taxes on bank debts and credits.

Consolidated Results Q2 2017

The volume of crude oil processed in Q2 2017 was 295 Kbbld, 2.2% higher than Q2 2016. These higher processing levels resulted in a 5.3% increase in gasoline production, partially offset by a 2.6% decrease in diesel production and a 31.4% decrease in fuel oil production. In addition, the company increased its production of jet fuel, liquefied petroleum gas and petroleum coal compared to Q2 2016.

CAPEX

Capital expenditures for the Downstream business segment for Q2 2017 were Ps 1.9 billion, a 19.2% decrease compared to Q2 2016.

Improvements to the Topping III unit in the Luján de Cuyo refinery continued, and it is expected to commence operations in the second half of 2017. Work to improve YPF’s logistical facilities and optimize safety and environmental performance also continued.

Consolidated Results Q2 2017

3.3 GAS AND ENERGY

Q2 2016	Q1 2017	Q2 2017	Var.% Q2 17 / Q2 16	GAS & POWER	Jan-Jun 2016	Jan-Jun 2017	Var.% 2017 / 2016
393	558	1,025	160.8%	Operating income (Million Ps)	397	1,583	298.7%
6,806	13,745	15,749	131.4%	Revenues (Million Ps)	12,262	29,494	140.5%
380	943	992	161.1%	Capital Expenditures (Million Ps)	837	1,935	131.2%
57	65	65	14.0%	Depreciation (Million Ps)	145	130	-10.3%

In its 2016 annual Financial Statements, YPF began to report its Gas and Energy business segment, which includes activities related to transportation, distribution and the sale of natural gas to third parties, regasification services for liquefied natural gas (LNG) and electricity generation.

Since 2017, the Gas and Energy Executive Vice-presidency of the company assumed all responsibility for the administration and management of collections related to the Gas Plan. As a result, the Gas and Energy segment began to record revenues derived from the Gas Plan within the segment, to later be transferred to the Upstream segment as an intersegment operation.

Operating income for this business segment in Q2 2017 was Ps 1.0 billion, compared to Ps 0.4 billion in Q2 2016. This increase was due primarily to improved results of regasification services for LNG in Bahía Blanca and Escobar in Argentine peso terms and to the incremental tariff restructuring by YPF’s controlled company Metrogas, which recorded an operating income of Ps 0.6 billion in Q2 2017, compared to Ps 0.2 billion in Q2 2016. YPF also recorded improved operating results of Ps 0.1 billion, 89.0% higher than Q2 2016, from its controlled company YPF Energía Eléctrica S.A.

CAPEX

Capital expenditures for the Gas and Energy business segment for Q2 2017 were Ps 1.0 billion, 161.1% higher than Q2 2016.

In Q2 2017, construction work on the new thermoelectric plants Loma Campana I and Este, located in the basin of the same name, and the new thermoelectric plants, Y-GEN and Y-GEN II, in Loma Campana in the province of Neuquén and El Bracho in the province of Tucumán continued. Progress was also made on the Manantiales Behr wind farm in Comodoro Rivadavia. The Y-GEN and YGEN II projects are the result of a joint venture with General Electric.

It is expected that Loma Campana I, Loma Campana Este and Y-GEN will commence operations in the second half of 2017, and Y-GEN II will commence operations in the first half of 2018. The wind farm will gradually commence operations through the first half of 2018.

Consolidated Results Q2 2017

3.4 CENTRAL ADMINISTRATION AND OTHER

This business segment mainly involves corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q2 2017 was a loss of Ps 0.5 billion, compared to Ps 0.6 billion in Q2 2016. This change was due primarily to the net gain of Ps 1.5 billion from the deconsolidation of the Maxus Entities in Q2 2016. The remaining change was driven primarily by higher personnel expenses and higher IT costs, partially offset by decreases in contingencies for legal proceedings and higher results obtained by YPF’s controlled company, A-Evangelista S.A.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were Ps 0.8 billion for Q2 2017. These adjustments were negative Ps 0.4 billion in Q2 2016. In Q2 2017, there was a decrease in the difference between transfer prices between businesses and the replacement cost of the company’s inventory, as compared to an increase in such difference in Q2 2016.

3.5 RELATED COMPANIES

Results from related companies for Q2 2017 were a gain of Ps 0.1 billion, compared to a gain of Ps 0.2 billion for Q2 2016. This decrease was due primarily to lower results obtained by Profertil, Compañía Mega and Refinor.

4. LIQUIDITY AND SOURCES OF CAPITAL

In Q2 2017, net cash flows provided by operating activities were Ps 13.0 billion, 96.3% higher than Q2 2016. This increase of Ps 6.4 billion was due to an increase in working capital in Q2 2017 and a Ps 0.6 billion lower income tax payment, which was partially offset by a Ps 1.0 billion decrease in adjusted EBITDA. Among the principal reasons for the increase in working capital was the collection of accounts receivable owed to the company, including among others, accounts receivables derived from the stimulus program for the surplus injection of natural gas during Q2 2017 compared to Q2 2016 when no collections were received from this program.

Net cash flows used in investing activities were Ps 12.7 billion for Q2 2017, 11.9% lower than Q2 2016. Investments in fixed and intangible assets were Ps 13.1 billion in Q2 2017, 14.3% lower than Q2 2016.

For Q2 2017, the company’s net cash flows provided by financing activities were Ps 1.3 billion as compared to net cash flows used in financing activities of Ps 2.3 billion in Q2 2016. This change reflects a net increase of Ps 3.5 billion in debt issuance and refinancing of maturing debt and a decrease of Ps 0.2 billion in interest payments for Q2 2017 compared to Q2 2016.

Cash and cash equivalents, together with the company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still kept in the portfolio, were Ps 29.2 billion as of June 30, 2017. This cash position increased at the beginning of July with the new international issuance of U.S.$750 million in debt securities.

At the end of Q2 2017, total debt in U.S. dollars was US$9.7 billion, net debt was US$7.9 billion(1) and the net debt/adjusted EBITDA LTM ratio was 1.98x(2).

The average interest rate for debt denominated in Argentine pesos at the end of Q2 2017 was 22.24%, while the average interest rate for debt denominated in U.S. dollars was 7.83%.

Consolidated Results Q2 2017

The following table lists issuances of YPF’s debt securities made during and after Q2 2017:

YPF Note	Amount		Interest Rate	Maturity
Series LII	USD 300 M	(*)	16.5%	60 months
Series LIII (3Q 2017)	USD 750 M		6.95%	120 months

(*) Peso Linked

(1)	Net Debt: Includes investments in financial assets (government securities) of US$947 million at market value

(2)	Net Debt: US$7,925 million/adjusted EBITDA LTM: US$3,993 million = 1.98x

Consolidated Results Q2 2017

5. TABLES AND NOTES Q2 2017 Results

Consolidated Results Q2 2017

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q2 2016	Q1 2017	Q2 2017	Var.% Q2 17 / Q2 16		Jan-Jun 2016	Jan-Jun 2017	Var.% 2016 / 2017
52,759	57,003	60,162	14.0%	Revenues	99,693	117,165	17.5%
(42,819)	(45,798)	(49,675)	16.0%	Costs	(82,950)	(95,473)	15.1%

9,940	11,205	10,487	5.5%	Gross profit	16,743	21,692	29.6%

(3,699)	(3,887)	(4,209)	13.8%	Selling expenses	(6,744)	(8,096)	20.0%
(1,833)	(1,790)	(2,001)	9.2%	Administration expenses	(3,319)	(3,791)	14.2%
(738)	(593)	(833)	12.9%	Exploration expenses	(1,192)	(1,426)	19.6%
—	—	—	—	Impairment of property, plant and equipment and intangible assets	—	—	—
1,648	(424)	22	-98.7%	Other operating results, net	1,448	(402)	-127.8%

5,318	4,511	3,466	-34.8%	Operating income (loss)	6,936	7,977	15.0%

166	22	92	-44.6%	Results on investments in companies and joint ventures	263	114	-56.7%
1,988	1,612	3,001	51.0%	Finance Income	11,109	4,613	-58.5%
(6,690)	(8,848)	(2,720)	-59.3%	Finance Cost	(12,170)	(11,568)	-4.9%
42	75	658	1466.7%	Other financial results	419	733	74.9%

(4,660)	(7,161)	939	-120.2%	Financial results, net	(642)	(6,222)	869.2%

824	(2,628)	4,497	445.8%	Net (loss) profit before income tax	6,557	1,869	-71.5%

(1,577)	2,820	(4,225)	167.9%	Income tax	(6,455)	(1,405)	-78.2%

(753)	192	272	-136.1%	Net (loss) profit for the period	102	464	354.9%

(10)	167	60		Net (loss) profits for noncontrolling interest	(151)	227

(743)	25	212	-128.5%	Net (loss) profit for shareholders of the parent company	253	237	-6.3%

(1.89)	0.06	0.54	-128.5%	Earnings per share, basic and diluted	0.65	0.60	-7.2%

4,309	(3,643)	9,593	122.6%	Other comprehensive Income	19,716	5,950	-69.8%

3,556	(3,451)	9,865	177.4%	Total comprehensive income for the period	19,818	6,414	-67.6%

17,181	16,826	16,177	-5.8%	Adj. EBITDA (*)	29,674	33,003	11.2%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest—Deferred income tax—Income tax—Financial income (losses) gains on liabilities—Financial income gains (losses) on assets—Income on investments in companies + Depreciation of properties, plant and equipment + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q2 2017

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q2 2017 figures unaudited, figures expressed in millions of pesos)

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in million of Argentine pesos )

	12/31/2016	06/30/2017
Noncurrent Assets
Intangible assets	8,114	8,707
Properties, plant and equipment	308,014	320,643
Investments in companies and joint ventures	5,488	5,772
Deferred tax assets, net	564	354
Other receivables	3,909	1,886
Trade receivables	87	94
Investment in financial assets	7,737	7,736

Total Non-current assets	333,913	345,192

Current Assets
Inventories	21,820	24,031
Other receivables	13,456	10,712
Trade receivables	33,645	32,979
Investment in financial assets	7,548	7,966
Cash and equivalents	10,757	13,455

Total current assets	87,226	89,143

Total assets	421,139	434,335

Shareholders’ equity
Shareholders’ contributions	10,403	10,372
Reserves, other comprehensive income and retained earnings	108,352	113,823
Noncontrolling interest	(94)	133

Total Shareholders’ equity	118,661	124,328

Noncurrent Liabilities
Provisions	47,358	54,181
Deferred tax liabilities	42,465	43,422
Other taxes payable	98	245
Loans	127,568	138,038
Other liabilities	336	355
Accounts payable	2,187	1,594

Total Noncurrent Liabilities	220,012	237,835

Current Liabilities
Provisions	1,994	1,838
Income tax payable	176	137
Other taxes payable	4,440	5,709
Salaries and social security	3,094	2,677
Loans	26,777	22,520
Other liabilities	4,390	1,178
Accounts payable	41,595	38,113

Total Current Liabilities	82,466	72,172

Total Liabilities	302,478	310,007

Total Liabilities and Shareholders’ Equity	421,139	434,335

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

— — — — — — — —	Consolidated Results Q2 2017

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q2 2016	Q1 2017	Q2 2017		Jan-Jun 2016	Jan-Jun 2017
			Operating activities
(753)	192	272	Net income (loss)	102	464
(166)	(22)	(92)	Income (loss) from investments in companies and joint ventures	(263)	(114)
11,225	11,764	11,972	Depreciation of property, plant and equipment	21,759	23,736
170	181	202	Amortization of intangible assets	323	383
1,422	869	1,315	Consumpsion of materials and retirement of property, plant and equipment and intagible assets, net of provisions	2,605	2,184
1,577	(2,820)	4,225	Income tax charge	6,455	1,405
1,411	1,671	510	Net increase in provisions	2,503	2,181
—	—	—	Impairment of property, plant and equipment and intangible assets	—	—
3,966	6,369	(1,024)	Interest, exchange differences and other	(700)	5,345
17	26	44	Stock compensation plan	57	70
—	—	—	Changes in assets and liabilities:	—	—
(6,922)	1,894	(769)	Trade receivables	(14,888)	1,125
117	3,175	(278)	Other receivables	4,635	2,897
(1,208)	111	(1,408)	Inventories	(119)	(1,297)
(2,535)	1,145	(1,156)	Accounts payable	(1,757)	(11)
311	2,119	(675)	Other Taxes payable	(449)	1,444
368	(651)	238	Salaries and Social Securities	(51)	(413)
37	(950)	18	Other liabilities	137	(932)
(594)	(273)	(393)	Decrease in provisions included in liabilities for payments / utilization	(948)	(666)
520	95	216	Dividends received	520	311
—	—	—	Insurance charge for loss of profit	607	—
(821)	(245)	(234)	Income tax payments	(1,561)	(479)

6,614	24,650	12,983	Cash flow from operating activities	17,439	37,633

			Investing activities
(15,299)	(14,574)	(13,104)	Acquisitions of property, plant and equipment and Intangible assets	(32,602)	(27,678)
—	(272)	(65)	Contributions and acquisitions of interests in companies and joint ventures	—	(337)
910	—	—	Collection for sale of financial assets	910	—
13	(3)	3	Payments for acquisition of financial assets investments	—	—
—	8	503	Interest received from financial assets	—	511
—	—	—	Insurance charge for material damages	355	—

(14,376)	(14,841)	(12,663)	Cash flows from investing activities	(31,337)	(27,504)

			Financing activities
(16,775)	(8,393)	(6,687)	Payment of loans	(33,954)	(15,080)
(3,378)	(5,369)	(3,208)	Payment of interests	(6,893)	(8,577)
17,863	4,769	11,291	Proceeds from loans	54,466	16,060
(55)	—	(100)	Acquisition of own shares	(55)	(100)
—	—	—	Non controling interest contribution	50	—

(2,345)	(8,993)	1,296	Cash flows from financing activities	13,614	(7,697)

(15)	(149)	415	Effect of changes in exchange rates on cash and equivalents	938	266

(148)	—	—	Deconsolidation of subsidiaries	(148)	—

(10,270)	667	2,031	Increase (decrease) in Cash and Equivalents	506	2,698

26,163	10,757	11,424	Cash and equivalents at the beginning of the period	15,387	10,757
15,893	11,424	13,455	Cash and equivalents at the end of the period	15,893	13,455

(10,270)	667	2,031	Increase (decrease) in Cash and Equivalents	506	2,698

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
6,898	5,620	5,438	Cash	6,898	5,438
8,995	5,804	8,017	Other Financial Assets	8,995	8,017

15,893	11,424	13,455	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	15,893	13,455

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2017

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q2 2017	Upstream	Gas & Power	Downstream	Corporate & Other	Consolidation Adjustments	Total
Revenues	78	14,808	45,406	483	-613	60,162
Revenues from intersegment sales	26,528	941	205	1,791	-29,465	0

Revenues	26,606	15,749	45,611	2,274	-30,078	60,162

Operating Income (loss)	-884	1,025	3,093	-535	767	3,466
Investments in companies	0	53	39	0	0	92
Depreciation of property, plant and equipment	10,079	65	1,621	207	0	11,972
Impairment of property, plant and equipment and intangible assets	0	0	0	0	0	0
Acquisitions of fixed assets	9,905	992	1,935	197	0	13,029
Assets	225,272	37,926	133,136	38,676	-675	434,335
Q2 2016	Upstream	Gas & Power	Downstream	Corporate & Other	Consolidation Adjustments	Total
Revenues	4,625	6,203	41,212	719	0	52,759
Revenues from intersegment sales	23,214	603	235	1,613	-25,665	0

Revenues	27,839	6,806	41,447	2,332	-25,665	52,759

Operating Income (loss)	1,716	393	3,039	605	-435	5,318
Investments in companies	0	94	72	0	0	166
Depreciation of property, plant and equipment	9,734	57	1,276	158	0	11,225
Impairment of property, plant and equipment and intangible assets	0	0	0	0	0	0
Acquisitions of fixed assets	11,394	380	2,396	313	0	14,483
Assets	236,173	25,866	125,536	34,739	-1,175	421,139

Consolidated Results Q2 2017

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2016 Q2	2017 Q1	2017 Q2	Var Q2 17 / Q2 16	2016 Jan-Jun	2017 Jan-Jun	Var 2017 / 2016
INCOME STATMENT
Revenues	3,720	3,648	3,837	3.1%	6,971	7,484	7.4%
Costs of sales	-3,019	-2,931	-3,168	4.9%	-5,799	-6,098	5.2%

Gross profit	701	717	669	-4.6%	1,172	1,386	18.2%
Other operating expenses, net	-326	-428	936	-387.1%	-685	507	-174.1%

Operating income	375	289	221	-41.1%	487	510	4.6%
Depreciation and impairment of property, plant &	792	753	764	-3.5%	1,521	1,516	-0.3%
equipment and intangible assets							0.0%
Amortization of intangible assets	12	12	13	7.5%	23	24	8.3%
Unproductive exploratory drillings	33	24	34	3.8%	46	58	25.8%

Adj. EBITDA	1,212	1,077	1,032	-14.8%	2,077	2,108	1.5%
UPSTREAM
Revenues	1,963	1,778	1,697	-13.6%	3,995	3,474	-13.0%
Operating income	121	58	-56	-146.6%	429	1	-99.7%
Depreciation	686	636	643	-6.4%	1,316	1,278	-2.9%
Capital expenditures	805	605	632	-21.5%	1,653	1,236	-25.2%
Adj. EBITDA	840	717	621	-26.1%	1,791	1,338	-25.3%
DOWNSTREAM
Revenues	2,923	2,828	2,909	-0.5%	5,414	5,736	5.9%
Operating income	214	279	197	-8.0%	159	476	199.6%
Depreciation	90	100	103	14.9%	173	204	17.6%
Capital expenditures	169	82	123	-27.0%	282	205	-27.3%
Adj. EBITDA	304	380	301	-1.2%	332	680	104.7%
GAS & ENERGY
Revenues	480	880	1,004	109.3%	854	1,884	120.7%
Operating income	28	36	65	135.9%	28	101	264.3%
Depreciation	4	4	4	3.1%	10	8	-17.6%
Capital expenditures	27	60	63	136.1%	58	124	112.3%
Adj. EBITDA	32	40	70	119.1%	38	109	187.0%
CORPORATE AND OTHER
Operating income	43	-84	-15	-134.5%	6	-99	-1682.4%
Capital expenditures	22	18	13	-43.1%	49	30	-38.3%
CONSOLIDATION ADJUSTMENTS
Operating income	-31	-19	49	-259.5%	-135	29	-121.9%
Average exchange rate for the period	14.18	15.62	15.68		14.31	15.65

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

Consolidated Results Q2 2017

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

Major physical magnitudes

	2016						2017
	Unit	Q1	Q2	Q3	Q4	Cum. 2016	Q1	Q2	Cum. 2017
Production
Crude oil production	Kbbl	22,656	22,102	22,735	22,051	89,544	21,058	19,867	40,925
NGL production	Kbbl	5,124	4,512	4,608	4,987	19,230	4,923	4,680	9,603
Gas production	Mm3	4,008	4,074	4,127	4,099	16,308	4,076	4,056	8,132
Total production	Kboe	52,986	52,237	53,299	52,816	211,338	51,618	50,055	101,673

Henry Hub	USD/Mbtu	2.09	1.95	2.81	2.98	2.46	3.32	3.18	3.25
Brent	USD/Bbl	37.88	45.56	45.79	49.19	43.56	53.68	49.67	51.6

Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,283	1,119	1,178	1,248	4,828	1,297	1,220	2,516
Diesel	Km3	1,855	2,038	1,955	1,955	7,803	1,792	1,954	3,746
Jet fuel and kerosene	Km3	130	107	135	139	510	134	117	251
Fuel Oil	Km3	354	350	376	189	1,269	220	264	484
LPG	Km3	153	242	273	171	839	152	241	393
Others (*)	Km3	263	270	340	342	1,214	357	377	733
Total domestic market	Km3	4,037	4,126	4,257	4,043	16,463	3,952	4,172	8,124
Export market
Petrochemical naphtha	Km3	0	0	15	86	100	57	23	81
Jet fuel and kerosene	Km3	121	117	130	138	507	135	123	258
LPG	Km3	117	17	40	128	302	115	39	154
Bunker (Diesel and Fuel Oil)	Km3	149	116	93	87	445	83	74	157
Others (*)	Km3	105	24	26	59	214	28	29	58
Total export market	Km3	493	275	303	498	1,568	419	289	707
Total sales of petroleum products	Km3	4,529	4,401	4,560	4,540	18,031	4,371	4,461	8,831

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	24	40	91	114	269	35	39	74
Methanol	Ktn	55	82	105	85	327	57	84	141
Others	Ktn	133	125	122	144	524	116	130	246
Total domestic market	Ktn	212	247	318	343	1,120	208	254	462
Export market
Methanol	Ktn	2	1	2	2	7	1	2	3
Others	Ktn	25	41	78	51	195	42	51	93
Total export market	Ktn	27	42	80	53	202	43	52	95
Total sales of petrochemical products	Ktn	239	289	398	396	1,322	251	306	557

Sales of other products
Grain, flours and oils
Domestic market	Ktn	9	27	7	11	54	21	37	58
Export market	Ktn	169	311	256	151	887	159	291	450
Total Grain, flours and oils	Ktn	178	338	263	162	941	180	328	508

Main products imported
Gasolines and Jet Fuel	Km3	50	65	52	3	171	3	40	43
Diesel	Km3	145	239	306	45	736	152	230	382

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q2 2017

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 8, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer